Exhibit 99.1

Director Stock Trading Plan

London, UK; 7 October 2016: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: "GWP," "GW," "the Company" or "the Group"), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, has today been notified that Mr Justin Gover, its Chief Executive Officer, has established a personal stock trading plan in accordance both with the guidelines established by Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended, and the EU Market Abuse Regulation, as well as the Company's policies with respect to insider sales.

Rule 10b5-1 plans permit directors, officers and other company insiders to adopt, at times when they are not in possession of material, non-public information, written plans for trading securities in a non-discretionary, pre-scheduled manner in the future. These pre-planned trades can then be executed at a later date, as spelled out in the plan, without further action by the director, officer or other company insider and without regard to any subsequent non-public information the individual might have received.

Mr Gover's plan provides for the exercise and sale of options over up to 372,823 Ordinary 0.1p Shares (equivalent to 31,068 American Depository Shares), between 9 December 2016 and 1 April 2017 in order to avoid otherwise adverse personal taxation implications of non-exercise of these options.

Following exercise of these options, Mr Gover will continue to hold 1,057,293 options over Ordinary Shares (equivalent to 88,107 ADSs) and will continue to be the beneficial owner of an additional 2,513,759 Ordinary Shares (equivalent to 209,479 ADSs).

The transactions under the plan will be disclosed publicly through Form 144 and Form 4 filings as required by the U.S. Securities and Exchange Commission, and by announcement through a Regulatory Information Service, as required by the EU Market Abuse Regulation.

For further information, please contact:

GW Pharmaceuticals PLC	+44 (0)1980 557 000
Adam George, Company Secretary

Peel Hunt LLP (Nominated Adviser)	+44 (0) 20 7418 8900
James Steel/Oliver Jackson